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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)


                              Altris Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   022091 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Norman L. Smith
                      Solomon Ward Seidenwurm & Smith, LLP
                            401 B Street, Suite 1200
                               San Diego, CA 92101
                                 (619) 231-0303
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 8, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 022091 10 2                 13D                      Page 2 of 5 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Spescom Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     South Africa
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    5,573,707
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,573,707

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,573,707
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 022091 10 2                 13D                      Page 3 of 5 Pages


This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Schedule 13D filed by Spescom Limited ("Spescom") by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission. Items 3 - 7 are hereby supplemented as follows:

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

On December 8, 1999, Spescom purchased from Finova Mezzanine Capital, Inc. ("Finova") the following (the "Securities"): (a) the 11.5% Subordinated Debenture due June 27, 2002, issued by Altris Software, Inc. ("Altris") to Finova on June 27, 1997, as amended (the "Debenture"); (b) 3,000 Shares of Series E Convertible Preferred Stock of Altris; (c) a warrant to purchase 300,000 shares of Altris Common Stock; and (d) certain other rights related to the Securities. The source of the funds for the purchase of the Securities was Spescom's working capital. The purchase price for the Securities was $1,250,000.
--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

Specscom purchased the Securities for investment purposes. Spescom is also continuing to consider purchasing additional shares of common stock of Altris.

Although the foregoing reflects activities presently contemplated by Spescom with respect to Altris, the foregoing is subject to change at any time, and there can be no assurance that Spescom will take any of the actions set forth above. Except as set forth above, Spescom has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

Spescom beneficially owns an aggregate of 5,573,707 shares of Common Stock of Altris, which represents 36.7% of the issued and outstanding shares of Common Stock of Altris (after giving effect to the possible conversion and/or exercise of the Securities, based on accrual of interest and dividends through December 1, 1999).

Spescom has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 5,573,707 shares of Altris Common Stock beneficially owned by it.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the purchase of the Securities, Finova assigned to Spescom all of Finova's rights under the following agreements (the "Transaction Documents"):

(a) the Convertible Preferred Stock Purchase Agreement, dated as of June 27, 1997, by and between Altris and Finova;

(b) the First Amendment to Convertible Preferred Stock Purchase Agreement, dated as of May 7, 1999, by and between Altris and Finova;

(c) the Debenture Purchase Agreement, dated as of June 27, 1997, by and between Altris and Finova;

(d) the Registration Rights Agreement, dated as of June 27, 1997, by and between Altris and Finova;

(e) the First Amendment to Debenture Purchase Agreement, dated as of November 1, 1998, by and between Altris and Finova;

(f) the Second Amendment to Debenture Purchase Agreement dated, May 7, 1999, by and between Altris and Finova; and

(g) the Stock Purchase Warrant dated June 27, 1997, executed by Altris and Finova, as amended.

Under the Transaction Documents, Spescom is entitled to receive additional warrants to purchase 50,000 shares of its common stock on June 27, 2000 if the Subordinated Debenture then remains outstanding and on each anniversary thereafter on which the Subordinated Debenture remains outstanding.

In addition, Spescom is entitled to receive warrants to purchase the following number of shares of its common stock if the Convertible Preferred Stock remains outstanding on each of the following dates: (i) 50,000 shares, on June 27, 2000 if the Convertible Preferred Stock has not been redeemed or converted in full on or prior to June 27, 2000; (ii) 50,000 shares, on June 27, 2001 if the Convertible Preferred Stock has not been redeemed or converted in full on or prior to June 27, 2001; (iii) 250,000 shares, on July 17, 2002 if the Convertible Preferred Stock has not been redeemed or converted in full on or prior to July 17, 2002; and (iv) 250,000 shares, on June 27, 2003 if the Convertible Preferred Stock has not been redeemed or converted in full on or prior to June 27, 2003.

The Transaction Documents also provide Spescom certain registration rights for the underlying common stock as set forth in the Registration Rights Agreement. Such registration rights include the right, subject to certain conditions, to demand at any time and on up to three occasions that Altris register such underlying shares for resale.

--------------------------------------------------------------------------------
Item 7.  Exhibits

Exhibit
Number     Description

1 Agreement for Sale and Assignment between Finova Mezzanine Capital, Inc. and Spescom Limited, dated November 5, 1999.

2 11.5% Subordinated Debenture due June 27, 2002 in principal amount of $3,000,000 issued by Altris Software, Inc. to Sirrom Capital Corporation (d/b/a Tandem Capital) on June 27, 1997. (Incorporated by reference to Altris's Current Report on Form 8-K dated July 17, 1997.)

3 Convertible Preferred Stock Purchase Agreement, dated as of June 27, 1997, by and between Altris Software, Inc. and Sirrom Capital Corporation (d/b/a Tandem Capital). (Incorporated by reference to Altris' Current Report on Form 8-K dated July 17, 1997.)

4 Debenture Purchase Agreement, dated as of June 27, 1997, by and between Altris Software, Inc. and Sirrom Capital Corporation (d/b/a Tandem Capital). (Incorporated by reference to Altris' Current Report on Form 8-K dated July 17, 1997.)

5 First Amendment to Debenture Purchase Agreement, dated November 1, 1998, by and between Altris and Sirrom Capital Corporation (d/b/a Tandem Capital). (Incorporated by reference to Altris' Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1998.)

6 First Amendment to Convertible Preferred Stock Purchase Agreement dated, May 7, 1999, by and between Altris and Finova Mezzanine Capital, Inc. (Incorporated by reference to Altris' Current Report on Form 8-K dated June 1, 1999.)

7 Second Amendment to Debenture Purchase Agreement dated, May 7, 1999, by and between Altris and Finova Mezzanine Capital, Inc. (Incorporated by reference to Altris's Current Report on Form 8-K dated June 1, 1999.)

8 First Amendment to Subordinated Debenture, dated November 1, 1998 by and between Altris and Sirrom Capital Corporation (d/b/a Tandem Capital). (Incorporated by reference to Altris' Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1998.)

9 Second Amendment to Subordinated Debenture, dated May 7, 1999, by and between Altris and Finova Mezzanine Capital, Inc. (Incorporated by reference to Altris' Current Report on Form 8-K dated June 1, 1999.)

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 8 December 1999
                                     -------------------------------------------
                                                     (Date)


                                              /S/ HILTON ISAACMAN
                                     -------------------------------------------
                                                  (Signature)


                                     Hilton Isaacman, Director Corporate Finance
                                     -------------------------------------------
                                                  (Name/Title)




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit 1

                        AGREEMENT FOR SALE AND ASSIGNMENT
                        ---------------------------------


                  This AGREEMENT FOR SALE AND ASSIGNMENT ("Agreement") is executed as of the 5th day of November, 1999, by FINOVA MEZZANINE CAPITAL INC. ("Assignor"), a Tennessee corporation, formerly Sirrom Capital Corporation, and SPESCOM LIMITED (the "Assignee"), a company incorporated in the Republic of South Africa.

                                    RECITALS:

                  WHEREAS, Assignor has agreed to sell and assign without warranty or recourse, and Assignee has agreed to purchase all of Assignor's right, title and interest in and to, the Debenture (as hereinafter defined), the Transaction Documents (as hereinafter defined) and the Preferred Stock (as hereinafter defined), upon the terms, requirements and conditions set forth herein;

                  NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                  1. DEFINITION OF BORROWER. The term "Borrower," as used herein, shall mean Altris Software, Inc, a California corporation.

                  2. DEFINITION OF DEBENTURE. The term "Debenture," as used herein, shall mean the 11.5% Subordinated Debenture Due June 27, 2002, No. R-1, issued by Borrower to Assignor on June 27, 1997 in the original principal amount of $3,000,000, as amended by (i) the First Amendment to Subordinated Debenture, dated as of November 1, 1998, by and between Borrower and Assignor, and (ii) the Second Amendment to Subordinated Debenture, dated May 7, 1999, by and between Borrower and Assignor, and all related rights, including but not limited to accrued interest.

                  3. DEFINITION OF PREFERRED STOCK. The term "Preferred Stock," as used herein, shall mean the 3,000 shares of Series E Convertible Preferred Stock of Borrower owned by Assignor and all related rights, including but not limited to accrued dividends.

                  4. DEFINITION OF TRANSACTION DOCUMENTS. The term "Transaction Documents," as used herein, shall mean the following documents and all rights related thereto:

                  (a) the Convertible Preferred Stock Purchase Agreement, dated as of June 27, 1997, by and between Borrower and Assignor;

                  (b) the First Amendment to Convertible Preferred Stock Purchase Agreement, dated as of May 7, 1999, by and between Borrower and Assignor;

                  (c) the Debenture Purchase Agreement, dated as of June 27, 1997, by and between Borrower and Assignor;

                  (d) the Registration Rights Agreement, dated as of June 27, 1997, by and between Borrower and Assignor;

                  (e) the First Amendment to Debenture Purchase Agreement, dated as of November 1, 1998, by and between Borrower and Assignor;

                  (f) the Security Agreement, dated as of January 22, 1999, by and between Borrower and Assignor;

                  (g) the Second Amendment to Debenture Purchase Agreement dated, May 7, 1999, by and between Borrower and Assignor; and

                  (h) the Stock Purchase Warrant dated June 27, 1997, executed by Borrower and Assignor, as amended.

                  5. SALE OF DEBENTURE, TRANSACTION DOCUMENTS AND PREFERRED STOCK. Assignor hereby agrees to sell, assign, transfer and convey to Assignee, without warranty or recourse other than those expressly set forth in this Agreement, and Assignee hereby agrees to purchase from Assignor, on the terms and subject to the conditions of this Agreement, the Debenture, the Transaction Documents and the Preferred Stock.

                  6. PURCHASE PRICE AND MANNER OF PAYMENT. The purchase price for the Debenture, the Transaction Documents and Preferred Stock shall be One Million Two Hundred Fifty Thousand and No/100 Dollars ($1,250,000.00) (the "Purchase Price"). The Purchase Price shall be payable as follows: (a) concurrently with the execution hereof, Assignee shall pay Assignor $50,000.00 in immediately available funds, and (b) at Closing, Assignee shall pay Assignor $1,200,000.00 in immediately available funds.

                  7. ASSIGNEE'S CONDITIONS TO CLOSING. Assignee's obligation to purchase the Debenture, the Transaction Documents and the Preferred Stock is expressly conditioned the following (any of which may be waived only in writing by Assignee in its discretion):

                  (a) Assignor shall have performed each material undertaking, covenant and agreement to be performed by Assignor under this Agreement including, but not limited to, delivery of all items and documents required under Section 12 below (this condition shall be a condition concurrent with Purchaser's performance, not a precedent condition);

                  (b) Each representation and warranty made in this Agreement by Assignor shall be true and correct in material respects when made and at Closing;

                  (c) Assignee shall have obtained the approval of the South African Reserve Bank under the South African Exchange Control Regulations. Assignee shall use its best efforts to obtain such approval; and

                  (d) Any consents, waivers or approvals of third parties (including Borrower) to any written restrictions on the transfer of the Preferred Stock, the Debenture and the Transaction Documents to Assignee, which are necessary for consummation of the transactions contemplated by this Agreement shall have been obtained in a form and substance reasonably satisfactory to Assignee and its counsel.

                  8. ASSIGNOR'S CONDITIONS TO CLOSING. Assignor's obligation to sell the Debenture, the Transaction Documents and the Preferred Stock is expressly conditioned upon the fulfillment or satisfaction of each of the following (any of which may be waived only in writing by Assignor in its discretion):

                  (a) Assignee shall have performed each material undertaking, covenant and agreement to be performed by Assignee under this Agreement (this condition shall be a condition concurrent with Assignor's performance, not a precedent condition);

                  (b) Each representation and warranty made in this Agreement by Assignee shall be true and correct in material respects when made and at Closing; and

                  (c) Any consents, waivers or approvals of third parties (including Borrower) to any written restrictions on the transfer of the Preferred Stock, the Debenture and the Transaction Documents to Assignee, which are necessary for consummation of the transactions contemplated by this Agreement shall have been obtained.

                  9. NO OTHER CONDITIONS TO CLOSING. Except as provided in
section 7 above, Assignee's obligation to purchase the Debenture, the Transaction Documents and the Preferred Stock shall be unconditional and shall not be impaired by the dissolution, cessation of business or liquidation of Borrower, the financial decline or bankruptcy of Borrower, the occurrence of Events of Default under the Debenture and/or the Transaction Documents or any other event or occurrence.

                  10. CLOSING. The Closing of the sale and purchase of the Debenture, the Transaction Documents and the Preferred Stock shall occur not later than November 30, 1999, at a time and place mutually convenient to the parties.

                  11. TIME. Time is of the essence of this Agreement and each provision of this Agreement.

                  12. NONRECOURSE ASSIGNMENT. Assignor's sale and assignment of the Debenture, the Transaction Documents and the Preferred Stock shall be made without recourse against Assignor and without any warranties by Assignor except those expressly set forth in this Agreement. At Closing, Assignor will (i) endorse the Debenture without warranty or recourse except those expressly set forth in this Agreement, (ii) deliver the originals of the Debenture and the Transaction Documents to Assignee, (iii) deliver the original stock certificates evidencing the Preferred Stock to Assignee, and (iv) deliver an executed UCC-2 in favor of Assignee with respect to Assignor's security interest in the assets of Borrower.

                  13. REPRESENTATIONS AND WARRANTIES OF ASSIGNOR. Assignor warrants and represents to Assignee as follows:

                  (a) Assignor is the sole and lawful owner of Debenture and the Preferred Stock;

                  (b) Assignor has the absolute and unrestricted power, authority and capacity to execute and deliver this Agreement and the documents contemplated hereby and has all requisite power and authority to perform and comply with all of the terms, covenants, and conditions to be performed and complied with by it hereunder. The execution, delivery, and performance of this Agreement by Assignor has been duly authorized by all necessary actions required on its part and the laws of its jurisdiction of organization. This Agreement has been duly executed and delivered by Assignor and constitutes its legal, valid, and binding obligation, enforceable against Assignor in accordance with its terms, except as the enforceability of this Agreement may be affected by bankruptcy and judicial discretion in the enforcement of equitable remedies;

                  (c) Assignor has good, marketable and legal title to all of the Transaction Documents, the Debenture and the Preferred Stock, and the Transaction Documents, the Debenture and the Preferred Stock are free and clear of any encumbrance of any kind, including without limitation any mortgage, lien, pledge, charge, security interest, claim, condition, right of first refusal, equitable interest, option or adverse claim. Except as set forth therein, the Transaction Documents, the Debenture and the Preferred Stock are not subject to any contract, agreement, obligation, promise or undertaking (whether written or oral, express or implied) restricting their sale or transfer;

                  (d) An accurate and complete copy of the Debenture is attached to this Agreement as Exhibit A. An accurate and complete copy of the Preferred Stock certificate is attached to this Agreement as Exhibit B. An accurate and complete copy of each of the Transaction Documents is attached to this Agreement as Exhibit C. The documents attached as Exhibits A - C to this Agreement set forth the entire agreement between Borrower and Assignor with respect to the Debenture, the Transaction Documents and the Preferred Stock. Except for the amendments that are attached to this Agreement, the Debenture, the Transaction Documents and the Preferred Stock Assignor has not entered into any written amendment or modification of the Debenture, the Transaction Documents or the Preferred Stock;

                  (e) To the best of Assignor's actual knowledge, Assignor is not in default under the Debenture, the Preferred Stock or the Transaction Documents and no event has occurred or circumstance exists that (with or without the lapse of time) may contravene, conflict with, or result in a violation or breach of, or give any person the right to declare a default by Assignee under the Debenture, the Preferred Stock or the Transaction Documents;

                  (f) There is no litigation, arbitration, claim, proceeding or investigation pending or threatened in writing (a) involving any challenge to, or seeking damages or other relief in connection with, this Agreement, or (b) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of this Agreement; and

                  (g) Neither the consummation nor the performance of any of this Agreement by Assignor will result in the violation of any foreign, federal, state or local laws, regulations, decrees and orders applicable to Assignor that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of this Agreement.

                  14. No Brokers. Assignor and Assignee each warrant that there is no brokerage commission or finder's fee due as a result of this transaction. Assignor and Assignee agree to indemnify and defend the other against, and to hold the other harmless of and from, all claims, demands and liabilities (including reasonable attorney's fees and expenses incurred in defense thereof) for any commissions or finder's fees payable to, or claimed by, any broker or agent arising out of the employment or engagement of such person employed (expressly or impliedly) by Assignor or Assignee, as applicable, or with whom Assignor or Assignee, as applicable, has, or is claimed to have, made an agreement (express or implied) to pay a commission or finder's fee.

                  15. BORROWER'S DEFAULT. Assignee acknowledges that Borrower is currently in default of its obligations evidenced by the Debenture.

                  16. SUBORDINATED DEBT. Assignee acknowledges that the obligations evidenced by the Debenture are subordinate to certain obligations of Borrower including but limited to Borrower's obligations to Merrill Lynch Business Financial Services, Inc.

                  17. NO RELIANCE ON LENDER. Assignee is familiar with Borrower, is presently an investor in Borrower, and has elected to acquire the Debenture, the Transaction Documents and the Preferred Stock based upon Assignee's own investigation. Except for the warranties and representations expressly set forth in this Agreement, Assignee has in no respect relied upon any representation by Assignor as to the financial condition of the Borrower or Borrower's obligations under the Debenture and/or the Transaction Documents, the effectiveness, perfection or priority of any security interests granted therein, or any other matter that would reflect upon the creditworthiness of Borrower or the sufficiency, validity or value of the Debenture, Transaction Documents and/or the Preferred Stock.

                  18. ACCREDITED INVESTOR. Assignee acknowledges and represents that Assignee is of sufficient sophistication and means as to be "accredited" for the purposes of all applicable securities laws such that the sale of the Debenture, the Transaction Documents and the Preferred Stock requires no registration or notice under any applicable securities laws.

                  19. DEFAULT BY ASSIGNEE. In the event Assignee fails to consummate this Agreement for any reason, except Assignor's default or non-fulfillment of the conditions specified in Sections 7 above, Assignor may, in addition to all other remedies available at law or in equity, retain the $50,000.00 paid to Assignor pursuant to Section 6 above and pursue an action for specific performance; provided that if Assignee fails to consummate this Agreement for non-fulfillment of the condition specified in Section 7(c) above, Assignor may, as its sole and exclusive remedy, retain the $50,000.00 paid to Assignor pursuant to Section 6 above.

                  20. ASSIGNEE'S AUTHORITY. Assignee warrants that (i) it has all requisite power and authority (I) to execute and deliver this Agreement and the documents contemplated hereby, (ii) it has all requisite power and authority to perform and comply with all of the terms, covenants, and conditions to be performed and complied with by it hereunder, (iii) its execution, delivery, and performance of this Agreement has been duly authorized by all necessary actions required on its part and the laws of its jurisdiction of organization, and (iv) this Agreement has been duly executed and delivered by it and constitutes its legal, valid, and binding obligation, enforceable against it in accordance with its terms, except as the enforceability of this Agreement may be affected by bankruptcy and judicial discretion in the enforcement of equitable remedies.

                  21. ENTIRE AGREEMENT. This Agreement constitutes the entire and final agreement among the parties and there are no agreements, understandings, warranties or representations among the parties except as set forth herein.

                  22. ATTORNEYS FEES. In the event of litigation arising out of, or related to, this Agreement, the prevailing party in such litigation shall be entitled to recover, in addition to the relief granted, all costs and expenses including, without limitation, reasonable attorneys' fees and litigation expenses.

                  23. BINDING AGREEMENT. This Agreement will inure to the benefit of and bind the respective heirs, personal representatives, successors and permitted assigns of the parties. No assignment shall release Assignee from its obligations under the Agreement unless Assignor releases Assignee in writing. To the extent that this Agreement is assigned by Assignee at or before Closing, such assignee shall succeed to the rights and be bound by the obligations of Assignee hereunder, but Assignee shall remain primarily liable for those obligations in every respect.

                  24. APPLICABLE LAW; JURISDICTION; VENUE; WAIVER OF JURY TRIAL. The validity, construction and enforcement hereof shall be determined according to the laws of California applicable to contracts executed, delivered and performed entirely within that state. The parties hereto consent to the jurisdiction of state and federal courts sitting in San Diego County, California with respect to any proceeding arising from or related to this Assignment, and further agree that such courts shall have exclusive venue over any such proceeding. THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND WITH BENEFIT OF COUNSEL WAIVE THE RIGHT TO DEMAND A JURY IN ANY PROCEEDING ARISING FROM OR RELATED TO THIS AGREEMENT.

                  25. COUNTERPART EXECUTION. This Agreement may be executed in counterparts, each of which will be deemed an original document, but all of which will constitute a single document. This document will not be binding on or constitute evidence of a contract among the parties until such time as a counterpart of this document has been executed by each party to this Agreement.

                  EXECUTED effective as of the date first written above.


                                     FINOVA MEZZANINE CAPITAL INC., Assignor


                                     By:    /S/ HOAWRD J. BARRICKMAN
                                         ----------------------------

                                     Title:  Vice President


                                     SPESCOM LIMITED, Assignee


                                     By:  /S/ H. J. ISAACMAN
                                         ----------------------------

                                     Title: Director Corporate Finance